March 4, 2019

Chi Yuen Leong
President
BioNexus Gene Lab Coporation
Level 8, Tower 8, Avenue 5, The Horizon
Bangar South
No. 8 Jalan Kerinchi
59200 Kuala Lumpur
Malaysia

       Re: BioNexus Gene Lab Coporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 25, 2019
           File No. 333-229399

Dear Mr. Leong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Financial Statements and Exhibits, page II-1

1. Please amend your filing to include updated audited consolidated financial statements for the year ended December 31, 2018. Your discussion in MD&A and elsewhere in the filing should be similarly revised to include updated financial information for the year ended
       December 31, 2018. Refer to Rule 8-08(b) of Regulation S-X.
 Chi Yuen Leong
BioNexus Gene Lab Coporation
March 4, 2019
Page 2
Report of Independent Registered Public Accounting Firm , page II-2

2. The report date referenced in the consent of the independent registered public accounting firm included as exhibit 23 of February 25, 2019 is inconsistent with the report date of the report of the independent registered public accounting firm of December 17, 2018 included on page II-2 of your registration statement. Please revise so that these report dates are consistent.
Signatures, page II-21

3. We reissue prior comment 7. It remains unclear who is your controller or principal accounting officer. Please identify your controller or principal accounting officer and include their signature. See Instruction 1 to the Signatures to Form S-1.
       You may contact Steve Lo at 202-551-3394 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact
Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

FirstName LastNameChi Yuen Leong                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameBioNexus Gene Lab Coporation
                                                            Mining
March 4, 2019 Page 2
cc:       Daniel Luciano, Esq.
FirstName LastName